June 19, 2014	VIA EDGAR

Jennifer Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K
Filed March 28, 2014
File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. ("Best Buy," "we," "us" or "our"), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") concerning the above-referenced Form 10-K, as set forth in your letter dated June 5, 2014. For convenience, the staff's comments are shown below in bold text, followed by Best Buy's responses.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Fiscal 2015 Trends, page 27

1.
We have reviewed your response to comment 1 from our letter dated May 2, 2014. We note you plan to disclose and quantify the year-over-year changes in your credit card revenues. Since the impact of this decline in revenue appears likely to be material to your expected fiscal 2015 operating income, please also disclose to your investors that the impact of the change in credit card agreements on your operating income is substantially the same as the impact on revenue.

Response:

We disclosed the year-over-year decrease in revenue from our credit card agreement within our Form 10-Q for the first quarter of fiscal 2015. We also clarified that the impact of our credit card agreement on revenue is substantially the same as the impact on gross profit and operating income.

Results of Operations, page 28

2.
We have reviewed your response to comment 3 from our letter dated May 2, 2014. Although your response indicates that you do not focus on separate online income statement information for management reporting, we note from your Q4 2014 earnings call on February 27, 2014 that management indicates the profitability of the online channel today is lower than our retail store and that there is a distance between the profitability measures. As these statements suggest that you quantify profitability measures for your online and retail operations, please reconcile these statements made during your earnings call to your response to our comment.

Response:

As noted in our previous response, we do not have profitability metrics for our online channel that would be meaningful for investors, as it is an integrated part of our multi-channel business. However, we do monitor certain metrics for our websites, including product mix and attach rates for services, such as extended warranties. The statements you referenced from our earnings call were intended to highlight the difference in the mix of products and services we sell online and in our stores and the impact that difference has on our Domestic profitability. While the prices of products we sell online and in stores are generally the same, the mix for online is less favorable. We hoped to clarify the intent of the statement to which you referred by noting "the online channel has a higher mix of lower margin hardware sales and attach rates on services and accessories are lower" during our fiscal 2014 fourth quarter earnings call.

We acknowledge the value of providing investors with an understanding of the impact of the difference between online and store sales mix, along with any other factors that are relevant to understanding how our online channel impacts our Domestic segment. Thus, beginning in our Form 10-Q for the second quarter of fiscal 2015, we will provide additional qualitative disclosure of the difference in sales mix. In addition, to the extent such factors have a material impact on our financial results, we will comment on the nature and extent of those impacts. We believe this additional disclosure will provide investors the information necessary to better understand our online channel, as well as how the investments we are making in improving our websites may potentially impact our future performance. However, we do not have profitability metrics that we believe would be meaningful to our investors or provide a view of our business through the eyes of management.

Segment Performance Summary, page 31

Fiscal 2014 (12-month) Results Compared With Fiscal 2013 (11-month), page 32

3.
We have reviewed your response to comment 5 from our letter dated May 2, 2014. You indicate that your practice when discussing factors affecting year-over-year changes within MD&A is to disclose the primary factors contributing to the changes on a qualitative basis in the order of quantitative significance, with the most prominent factor always being presented first. It does not appear that this methodology allows investors to determine whether the first factor presented, or perhaps the first two factors presented, account for the vast majority of the change described, or whether all factors contributed to the change on a near-equal basis. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, if the impact of each factor listed was not similar, please revise your disclosure to better indicate the comparative significance of each factor beyond simply disclosing the factors in the order of quantitative significance.

Response:

In our Form 10-Q for the first quarter of fiscal 2015, we enhanced our disclosures to provide investors with a better understanding of the relative significance of the factors listed. We indicated when factors had a relatively similar impact and described the relative magnitude when more than one factor was listed. In our future filings, we will quantify the impact of any individually material transactions, events or trends that impacted our results. For factors contributing to year-over-year changes in our results that are not individually material, we will continue to disclose the factors on a qualitative basis in order of quantitative significance and describe their relative magnitude.

Non-GAAP Financial Measures, page 41

4.
We have reviewed your response to comment 7 from our letter dated May 2, 2014. Considering the impact of the excluded LCD-related settlements appears to exceed the impact of several items already included in your non-GAAP tables, we remain unclear why you did not adjust your non-GAAP measures for all LCD-settlements. Accordingly, please revise your table to include all LCD-settlements or quantify the items in footnote 2 to the table with an explanation of why you excluded such settlements.

Response:

In our Form 10-Q for the first quarter of fiscal 2015, we added a footnote to the non-GAAP financial measures table that quantified the amount of LCD-related legal settlements reached in the first quarter of fiscal 2014 that were not excluded when determining non-GAAP amounts. The footnote also stated that we did not exclude LCD settlements until we reached the material settlements in the second quarter of fiscal 2014. We will include a similar footnote in our Form 10-Q and Form 10-K filings for the remainder of fiscal 2015. We believe this additional disclosure will provide investors with an understanding of all LCD settlements reached in prior periods and whether they were included or excluded when calculating non-GAAP amounts.

Notes to Consolidated Financial Statements, page 61

Schedule II Valuation and Qualifying Accounts

5.
We have reviewed your response to comment 11 from our letter dated May 2, 2014. As it appears sales returns have a material impact on your financial statements, please include the allowance for sales returns rollforward in Schedule II or provide a similar disclosure within the footnotes to your financial statements. If you do not believe such information would be pertinent for investors, please provide us with a discussion of quantitative and/or qualitative considerations that support excluding this information from your filing. To assist us in understanding your response, please show us what your disclosure would have looked like had a rollforward of the allowance been included in your Form 10-K.

Response:

We continue to believe that disclosure of our sales returns reserve in Schedule II is not required; however, we acknowledge that additional quantitative and qualitative information regarding sales returns and how they affect our business, may be useful to investors. We allow the return of purchased products as a convenience to our customers. Our overall rate of returns has remained relatively consistent in recent years and has therefore not had a notable impact on our results.

During several of our quarterly earnings calls, we have referred to an opportunity for our Domestic segment to improve our operational processes around sale of inventory items that cannot be sold at full price. The inventory items in question fall into this category for a variety of reasons, including:

•	Customer returns, particularly "open-box" products

•	Excess inventory that cannot be fully liquidated in stores

•	Damaged inventory

•	Ex-display inventory

We estimated these items have a negative impact to our profitability of approximately $400 million, and we believe there is potential for a significant proportion of this to be avoided. While we recognize this opportunity, it will take time to realize the benefits of any improvements, and we have not yet seen any notable impacts to our results. As such, we have not commented on these matters in our MD&A. However, we believe it may be helpful to investors to provide additional disclosures regarding this area of focus. In our future filings, to the extent we believe it helpful, we will provide background information on this potential opportunity and the steps we have taken to improve the related processes. To the extent improvements have a significant impact on our results, we will disclose the nature and extent of those impacts. In addition, in conjunction with our existing disclosure of our sales returns reserve, we will describe our business practices for returns and, if any, significant changes in return rates and the consequential impacts on our results.

We do not believe that our sales return reserve is a valuation and qualifying account requiring disclosure in Schedule II pursuant to Article 12-09 of Regulation S-X. In making this determination, we noted that Financial Accounting Standards Board Concepts Statement No. 6 defines a valuation account as a separate item that reduces or increases the carrying amount of an asset. Examples include an estimate of uncollectible amounts that reduces receivables to the amount expected to be collected, or a premium on a bond receivable that increases the receivable to its amortized cost or present value. Valuation accounts are part of the asset or liability to which they relate and are neither assets nor liabilities in their own right. Based on this definition, we do not believe our accrual for sales returns, which is a separate liability, meets the definition of a valuation or qualifying account. In addition, we do not believe the information that would be included in a Schedule II disclosure of our returns reserve would be useful or material to investors.

We do not plan to add our sales returns reserve to Schedule II based on the analysis above; however, to the extent it continues to be useful to investors, we will incorporate additional disclosures regarding our broader strategy to improve profitability on the inventory items described above, as well as any consequential improvements in our gross profit rate. We will also disclose any significant changes in our returns rate and the corresponding impact on our results. We believe these disclosures will provide investors with the most relevant and useful information in understanding our business.

Best Buy Co., Inc. ("Best Buy") hereby represents that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can assist with your review of this letter, or if you have any questions regarding the information set forth herein, please telephone me at (612) 291-0236.

Sincerely,

/s/ SHARON L. McCOLLAM

Sharon L. McCollam
Chief Administrative Officer and Chief Financial Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Hubert Joly, Best Buy Co., Inc.
Mat Watson, Best Buy Co., Inc.
Scott Erickson, Deloitte & Touche LLP
Rhett Brandon, Simpson, Thacher & Bartlett LLP